`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 5, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. TO COMPLETE $5.6 MILLION PRIVATE PLACEMENT” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   President and CEO

Date:  February 6, 2008.

NEWS RELEASE

February 5, 2008

Atlanta Gold Inc. to Complete $5.6 Million Private Placement

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) – announces that it intends to complete a non-brokered private placement for gross proceeds of up to C$5.6 million, consisting of up to 9,180,330 common shares at a price of C$0.61 per share, of which C$4,507,058 has today been completed.  The Company will use the proceeds from the offering to implement the Company’s new strategy for development of its Atlanta gold project previously announced on January 18, 2008 and for working capital purposes.

Insiders of the Company have subscribed for 31% (C$1,740,700) of the placement. In accordance with the requirements of the Toronto Stock Exchange, completion of C$600,000 (983,607 shares) of the total amount subscribed for by insiders will, be subject to disinterested shareholder approval at the Annual and Special Meeting of Shareholders to be held on April 24, 2008.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com